Exhibit 99.1

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Tel: 317-6000

Lima, August 24, 2026

Sirs

Superintendencia del Mercado de Valores – SMV

Lima.-

Attention:	Mr. Alix Godos
General Superintendent
General Superintendency of Conduct Supervision

Reference:	Official Letter No. 3910-2026

SMV/11.1

Dear Sirs:

We are writing to you in connection with Official Letter No. 3910-2026-SMV/11.1 (the “Official Letter”), notified to Cementos Pacasmayo S.A.A. (the “Company”) on August 17, 2026, whereby the General Superintendency of Conduct Supervision of the SMV requires the Company to provide the following:

(i)	Submit comments and/or explanations regarding the matters stated in the document submitted by Mr. José Luis Cueto Jiras, a minority shareholder of the Company, and Mr. Xavier de Romaña Benson (the “Submission”), indicating whether the statements made therein are correct or, if applicable, specifying the corresponding amounts and concepts; and,

(ii)	Specify the concepts and amounts that, according to the information reported by the Company in the Material Event Disclosure dated July 15, 2026, were considered as “adjustments” in determining the Final Purchase Price based on the Purchase Price of S/ 1,850,370,000, clearly, precisely, and unequivocally indicating the amount corresponding to each concept.

In this regard, it should be noted that the information requested in the Official Letter relates to matters connected with the acquisition of 99.99% of the shares of Inversiones ASPI S.A. (“ASPI”), holder of 50.01% of the Company’s share capital, by Holcim Ltd. (“Holcim”) (the “Transaction”). By its nature, such information is under the exclusive control of the parties involved in the Transaction: Holcim, in its capacity as purchaser of ASPI’s shares, and ASPI’s former selling shareholders, who participated directly in the negotation of the terms and conditions of the Share Purchase Agreement (the “SPA”), including the mechanisms for adjusting the purchase price.

Accordingly, and consistent with the statements made in the Official Letter itself, the Company took the necessary steps to obtain the requested information. Specifically, on August 19, 2026, the Company sent a communication to Holcim, in its capacity as the Company’s new controlling shareholder, requesting the comments and information necessary to respond to the SMV’s request.

On August 24, 2026, Holcim submitted its response to the Company, providing the comments and explanations requested regarding the matters stated in the Submission, as well as the details of the concepts and amounts corresponding to the adjustments applied in determining the Final Purchase Price under the Transaction.

In view of the foregoing, and within the term granted for purposes of responding to your request, we hereby submit, as a Material Event Disclosure, Holcim’s response, which is included as Annex 1 to this communication. Likewise, pursuant to the requirements expressly set forth in the Official Letter, we attach as Annex 2 a copy of the information request submitted by the Company to Holcim, and as Annex 3 a copy of the Official Letter and its annex.

Without further matters to address, we remain,

Sincerely,

CEMENTOS PACASMAYO S.A.A.

Diego Roda Lynch

Stoke Market Representative

Lima, 24 de agosto de 2026

Señores

CEMENTOS PACASMAYO S.A.A.

Presente. -

Atención:    Señora Gabriela Dañino – Directora Legal

Referencia: Carta de Cementos Pacasmayo
S.A.A. de fecha 19 de agosto
de 2026 (la “Carta CPAC”)

De nuestra consideración:

Por medio de la presente, nos dirigimos a ustedes en atención a la Carta CPAC de la referencia, por medio de la cual nos solicitan información ante el requerimiento que les fuera notificado por la Superintendencia del Mercado de Valores (“SMV”) a través del Oficio No. 3910-2026-SMV/11.1, vinculado con (i) la transferencia del 99.99% de las acciones de Inversiones ASPI S.A. (“ASPI”)—sociedad titular del 50.01% del capital social de Cementos Pacasmayo S.A.A. (“CPAC”) a favor de Holcim Ltd. (“Holcim”) (la “Transacción”), y (ii) determinadas confirmaciones solicitadas por ciertos accionistas minoritarios de CPAC conforme al escrito presentado ante la SMV (la “Comunicación”).

Sin perjuicio de lo indicado en esta comunicación, nos gustaría reiterar el compromiso de Holcim de llevar a cabo la oferta pública de adquisición sobre acciones de CPAC de manera justa, transparente y de conformidad con la legislación aplicable.

Adjuntamos nuestros comentarios como Anexo a esta comunicación.

Lima, August 24, 2026

Messrs

CEMENTOS PACASMAYO S.A.A.

Present. -

Attention:    Ms. Gabriela Dañino – Legal Director

Reference:   Letter from Cementos Pacasmayo
S.A.A. dated August 19, 2026 (the “CPAC Letter”)

From our consideration:

We refer to the CPAC Letter mentioned above, through which you request information in connection with the inquiry notified to you by the Superintendencia del Mercado de Valores (“SMV”) pursuant to Official Letter No. 3910-2026-SMV/11.1, relating to (i) the transfer of 99.99% of the shares of Inversiones ASPI S.A. (“ASPI”)—the entity holding 50.01% of the share capital of Cementos Pacasmayo S.A.A. (“CPAC”) in favor of Holcim Ltd. (“Holcim”) (the “Transaction”), and (ii) certain confirmations requested by certain minority shareholders of CPAC pursuant to the submission filed with the SMV (the “Communication”).

Without prejudice to the information provided in this communication, we would like to reiterate Holcim’s commitment to conducting the tender offer (oferta pública de adquisición) for CPAC shares in a fair and transparent manner and in accordance with applicable law.

We are enclosing our comments as an Annex to this communication.

Estas respuestas se proporcionan en los idiomas inglés y español. En caso de discrepancia, prevalecerá la versión en inglés. Sin otro particular, quedamos de ustedes. Atentamente,	These responses are being provided in the English and Spanish languages. In case of conflict, the English version shall prevail. Without further matters, we remain yours. Sincerely,

HOLCIM LTD.	HOLCIM LTD.
Representada por/Represented by:	Representada por/Represented by:
Norberto German Ledea	Juan Carlos Vélez Gadea

	ANEXO A		ANNEX A

a.	Remitir sus comentarios y/o explicaciones respecto de lo señalado en el escrito presentado por los accionistas minoritarios, indicando si las afirmaciones resultan correctas; o, en su defecto, precisando los montos y conceptos correspondientes:	a.	Submit your comments and/or explanations regarding what is stated in the letter presented by the minority shareholders, indicating if the statements are correct; or, failing that, specifying the corresponding amounts and concepts.

	Respuesta Holcim:		Holcim Response:

	● Según se informó oportunamente, en nuestra comunicación de fecha 15 de julio de 2026, para efectos de determinar el precio por las acciones se tuvo como punto de partida el Valor de Empresa (Enterprise Value o “EV”) de CPAC, el cual fue de USD 1,500 millones (USD 1.5 billion o aproximadamente S/ 5,100 millones1), y calculado sobre el 100% de sus acciones comunes.		●	As previously disclosed, in our communication dated July 15, 2026, the starting point was CPAC’s Enterprise Value (“EV”), which was considered to determine the purchase price was USD 1,500 million (USD 1.5 billion equivalent to approximately S/ 5,100 million2) and was calculated based on 100% of its common shares.

	Al EV se le realizaron ciertos ajustes, bajo los cuales se dedujo la deuda y los elementos similares a deuda, y se adicionó la caja y los elementos similares a caja, obteniendo el Equity Value de la Transacción.			Certain adjustments were made to the EV. Specifically, debt and debt-like items were deducted, while cash and cash-like items were added, resulting in the Equity Value of the Transaction.

	Aplicado los ajustes al EV se obtuvo un Equity Value de S/ 3,700 millones para el 100% de las acciones de CPAC, dando como resultado el importe de S/ 1,850,370,000 que refleja la participación del 50.01% que ASPI mantiene en CPAC; por lo que esta fue la contraprestación acordada tal como correctamente se concluye en la Comunicación.			After applying these adjustments to the EV, an Equity Value of S/ 3,700 million was obtained for 100% of CPAC’s shares, resulting in an amount of S/ 1,850,370,000, which reflects the 50.01% stake that ASPI holds in CPAC; therefore, this was the agreed consideration, as correctly concluded in the Communication.

	No obstante, esta contraprestación fue materia de ajustes adicionales -según se detalla en el punto siguiente- de manera que el monto final pagado a los vendedores ascendió a un total de S/ 1,640,327,224.69, conforme a lo informado en el Hecho de Importancia del 22 de mayo de 2026.			However, this consideration was subsequently subject to further adjustments -as detailed in the following section- such that the final amount paid to the sellers totaled S/ 1,640,327,224.69, as reported in the Material Fact notice dated May 22, 2026.

b.	Precisar los conceptos y montos que, conforme a lo indicado por Pacasmayo en el Hecho de Importancia del 15 de julio de 2026, fueron considerados como “ajustes” para determinar el Final Purchase Price a partir del Purchase Price de S/ 1,850,370,000, indicando de manera clara, precisa e indubitada, el monto correspondiente a cada concepto.		b.	Specify the concepts and amounts that, as reported by Pacasmayo in the Material Event of July 15, 2026, were considered “adjustments” to determine the Final Purchase Price from the Purchase Price of S/ 1,850,370,000, indicating in a clear, precise, and unambiguous manner, the amount corresponding to each concept.

[1] NOTA:	Por favor, tener en consideración que la cifra en soles indicada únicamente tiene fines ilustrativos de este documento, mas no es un importe contemplado expresamente en el SPA.
[2] NOTE:	Please note that the amount in Peruvian soles indicated above is provided for illustrative purposes of this document only and does not constitute an amount expressly contemplated in the SPA.

Respuesta Holcim:	Holcim Response:

A través de la Comunicación, los accionistas minoritarios de CPAC solicitaron confirmar que S/ 170 millones corresponden a una deuda que ASPI mantenía con el Banco de Crédito del Perú, la cual estaba respaldada con acciones comunes de CPAC otorgadas en garantía y que S/ 40 millones corresponden a gastos transaccionales en exceso.	Through the Communication, CPAC’s minority shareholders requested confirmation that S/ 170 million corresponds to a debt that ASPI maintained with Banco de Crédito del Perú, which was secured by CPAC common shares pledged as collateral and that S/ 40 million corresponds to excess transaction expenses.

Sobre el particular, según lo indicado en nuestra comunicación de fecha 15 de julio de 2026, la Transacción utilizó el mecanismo de fijación de precios de “locked box” (caja cerrada), en el cual el valor de la empresa fue “cerrado” en una fecha pasada específica (31 de julio de 2025) y sujeto a reducciones adicionales en circunstancias limitadas	In this regard, as informed in our communication dated July 15, 2026, the Transaction included a “locked box” pricing approach in which the company´s value was “locked” on a specific past date (July 31, 2025) and subject to further reduction in limited circumstances.

Por consiguiente, el monto total de las deducciones aplicadas a los accionistas vendedores bajo la Transacción, conforme al mecanismo antes descrito, asciende a S/ 210,042,776. En consecuencia:	Accordingly, the total amount of the deductions applied to the selling shareholders under the Transaction, pursuant to the mechanism described above, amounts to S/ 210,042,776. Therefore:

(i) Si bien las afirmaciones de la Comunicación son muy aproximadas a la realidad de la Transacción, los montos precisos de las deducciones adicionales efectuadas al precio de compra de la Transacción fueron los siguientes:	(i) While the assumptions of the Communication were very close to the facts of the Transaction, the precise amounts of the additional deductions made to the purchase price of the Transaction were as follows:

● El Company Financial Indebtedness Payoff Amount (o “Monto de Liquidación de Deuda Financiera”) correspondiente a un crédito del Banco de Crédito del Perú a favor de ASPI ascendió a S/ 169,709,810; y,	● The “Company Financial Indebtedness Payoff Amount” corresponding to a loan to ASPI from Banco de Crédito del Perú amounted to a total of S/ 169,709,810; and

● Los Excess Transaction Expenses (o “Gastos de la Transacción en Exceso”) ascendieron a un importe total de S/ 40,332,966.	● The “Excess Transaction Expenses” amounted to a total of S/ 40,332,966.

Así, una vez deducidas tales cifras del Purchase Price de S/ 1,850,370,000 indicado en el punto precedente, se obtuvo como resultado el Final Purchase Price que ascendió a S/ 1,640,327,224, que es el monto efectivamente informado en el Hecho de Importancia de CPAC del 22 de mayo de 2026.	Accordingly, after deducting these amounts from the Purchase Price of S/ 1,850,370,000 referred to in the preceding section, the resulting Final Purchase Price amounted to S/ 1,640,327,224, which is the amount effectively disclosed in CPAC’s Material Fact notice dated May 22, 2026.

(ii) Por lo tanto, confirmamos la afirmación realizada por los accionistas minoritarios respecto a que los ajustes no estuvieron relacionados con el valor económico total atribuido a CPAC, el cual asciende a S/ 1,850,370,000 por el 50.01 % adquirido indirectamente por Holcim.	(ii) Therefore, we confirm the view of the minority shareholders that the adjustments were not in relation to the overall economic value ascribed to CPAC, which amounts to S/ 1,850,370,000 for the 50.01% acquired indirectly by Holcim.

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Tel: 317-6000

Lima, August 19, 2026

Sirs

Holcim Ltd.

Present.–

Attention:	Norberto Ledea
Carlos Arata

Reference:	Request for information required by the Superintendencia del Mercado de Valores pursuant to Official Letter N° 3910-2026-SMV/11.1

Dear Sirs:

We are writing to you in connection with Official Letter No. 3910-2026-SMV/11.1 (the “Official Letter”), notified to Cementos Pacasmayo S.A.A. (the “Company”) by the Superintendencia del Mercado de Valores (SMV) on August 17, 2026. A complete copy of said document and its annex is attached hereto as Annex 1.

Pursuant to the Official Letter, the General Intendancy of Conduct Supervision (IGSC) of the SMV requires us to:

1.	Submit comments and/or explanations regarding the matters stated in the document submitted by the Company’s minority shareholders, José Luis Cueto Jiras and Xavier de Romaña Benson (attached to the Official Letter), indicating whether the statements made therein are correct or, if applicable, specifying the corresponding amounts and concepts; and,

2.	Specify the concepts and amounts that, according to the information reported by the Company in the Material Event Disclosure dated July 15, 2026, were considered as “adjustments” in determining the Final Purchase Price based on the Purchase Price of S/ 1,850,370,000, clearly, precisely, and unequivocally indicating the amount corresponding to each concept.

In this regard, we would greatly appreciate it if, in your capacity as indirect acquirers of 50.01% of the Company’s share capital under the Share Purchase Agreement (“SPA”), you could provide us with the aforementioned information so that we may respond fully to the Official Letter.

Please note that the SMV has granted a maximum period of five (5) business days to respond to the Official Letter, which expires on Monday, August 24, 2026. Likewise, the SMV requires us to submit a copy of this information request and your response to document the actions taken. Accordingly, we would appreciate receiving your comments and information as soon as possible.

Without further matters to address, we remain,

Sincerely,

Gabriela Dañino Sinclair
Cementos Pacasmayo S.A.A.

“Decenio de la Igualdad de Oportunidades para Mujeres y Hombres”
“Año de la Esperanza y el Fortalecimiento de la Democracia”

Documento electrónico firmado digitalmente en el marco de la Ley N° 27269, Ley de Firmas y Certificados Digitales, su Reglamento y modificatorias. La integridad del documento y la autoría de la(s) firma(s) pueden ser verificadas en https://apps.firmaperu.gob.pe/web/validador.xhtml

San Isidro, August 17, 2026

OFFICIAL LETTER Nº 3910-2026-SMV/11.1

Mr

Humberto Reynaldo Nadal Del Carpio
Chief Executive Officer

Cementos Pacasmayo S.A.A.

Calle La Colonia N° 150, Urbanización El Vivero

Santiago de Surco, Lima.-

Ref.: File Nº 2026035996

I am writing to you in connection with the document submitted on August 7, 2026 (a copy of which is attached to this official letter) by Messrs. José Luis Cueto Jiras and Xavier de Romaña Benson, in their capacity as minority shareholders of Cementos Pacasmayo S.A.A. (hereinafter, Pacasmayo), whereby, with reference to the latest Material Event disclosures published by Pacasmayo, they indicate that the agreed price (Purchase Price) under the Share Purchase Agreement or SPA for 99.99% of the shares of Inversiones ASPI S.A. (hereinafter, ASPI) amounted to S/ 1,850 million, whereas the net amount paid to ASPI’s shareholders (Final Purchase Price) amounted to S/ 1,640 million, after applying certain adjustments payable by the sellers, which would represent a difference of approximately S/ 210 million compared to the agreed price, requesting that the concepts explaining such difference be specified.

In this regard, within the framework of the supervisory actions of the General Intendancy of Conduct Supervision – IGSC, it has been noted that Pacasmayo, through a Material Event Disclosure dated July 15, 2026¹, responded to Official Letters N° 3113-2026-SMV/11.1 and N° 3171-2026-SMV/11.1, regarding the acquisition, directly or indirectly, of 50.01% of Pacasmayo’s share capital by Holcim Ltd. (hereinafter, Holcim), through the acquisition of 99.99% of the shares of Inversiones ASPI.

In this context, considering the various requests that the IGSC has had to make to Pacasmayo in order for it to disclose information relating to this matter, and the need to ensure maximum transparency of information to the market, and pursuant to the provisions of Article 30 of the Consolidated Text of the Securities Market Law, Legislative Decree No. 861, approved by Supreme Decree No. 020-2023-EF, as well as Articles 3, 4, 8, paragraph 8.1, and 27 of the Regulations on Material Events and Reserved Information, approved by SMV Resolution No. 005-2014-SMV/01, as amended, your company’s representative is hereby required to:

1.	Submit your comments and/or explanations regarding the matters stated in the document submitted by the minority shareholders, indicating whether the statements made therein are correct or, if applicable, specifying the corresponding amounts and concepts.

[1]	File N° 2026032265. Link:
https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc={B004699F-0000-CB1B-8C64-B0A70F8022DB}

Av. Paseo de la República

3617 San Isidro

Central: 610 - 630 0

www.smv.gob.pe

Página 1 de 2

“Decenio de la Igualdad de Oportunidades para Mujeres y Hombres”
“Año de la Esperanza y el Fortalecimiento de la Democracia”

Documento electrónico firmado digitalmente en el marco de la Ley N° 27269, Ley de Firmas y Certificados Digitales, su Reglamento y modificatorias. La integridad del documento y la autoría de la(s) firma(s) pueden ser verificadas en https://apps.firmaperu.gob.pe/web/validador.xhtml

For the purpose of responding to this request, you must take the necessary steps with ASPI, Holcim and/or the relevant persons or entities in order to obtain their comments and/or explanations regarding the matters referred to in the aforementioned document.

2.	Specify the concepts and amounts that, according to the information reported by Pacasmayo in the Material Event Disclosure dated July 15, 2026, were considered as «adjustments» in determining the Final Purchase Price based on the Purchase Price of S/ 1,850,370,000, clearly, precisely, and unequivocally indicating the amount corresponding to each concept.

This request must be complied with within a maximum period of five (05) business days, counted from the business day following receipt of this official letter, though the corresponding route for “Material Events” in the MVNet System, attaching to the communication a copy of this official letter and its annex.

Likewise, your company must submit a copy of the information requests that it may have made to ASPI, Holcim and/or the relevant people or entities in order to respond to this request, as well as a copy of the responses received.

Without further matters to address, I remain,

Sincerely,

Alix Godos
General Superintendent

General Superintendency of Conduct Supervision

GM/EV/DC

BM/JC

Av. Paseo de la República

3617 San Isidro

Central: 610 - 630 0

www.smv.gob.pe

Página 2 de 2

Alix Godos

General Superintendent of Conduct Supervision

Superintendencia del Mercado de Valores – SMV

Dear Sir:

Upon reviewing the latest Material Event disclosures made to the market by Cementos Pacasmayo, we note that the Purchase Price in the SPA (Sales Purchase Agreement) for 99.99% of the shares of ASPI was S/ 1,850 million. However, it was also reported that the net amount paid (Final Purchase Price) to ASPI’s shareholders was S/ 1,640 million, after deducting certain adjustments applicable to the sellers, representing a difference of S/ 210 million compared to the agreed price.

Pursuant to the SPA, from the agreed Purchase Price of S/ 1,850 million, the following would be deducted, if any, as of the closing of the transaction for: (i) any debt recorded by ASPI on its balance sheet; and (ii) any excess transaction expenses.

By means of this letter, we respectfully request that Holcim confirm the concept or concepts that explain the S/ 210 million difference between the Purchase Price and the Final Purchase Price. In particular, we would appreciate confirmation as to whether:

1)	S/ 170 million corresponds to a debt that ASPI maintained with Banco de Crédito del Perú, which was secured by common shares of Cementos Pacasmayo pledged as collateral.

2)	S/ 40 million corresponds to excess transaction expenses or, alternatively, please specify the concept to which such amount relates.

We believe this information is particularly relevant and should be disclosed to the market in order to contribute to the determination of the minimum price of the Tender Offer (OPA). The S/ 1,850 million purchase price agreed for ASPI was the amount Holcim communicated as the price paid for the control of Cementos Pacasmayo. Accordingly, the deductions made from the agreed price would correspond to concepts other than the economic value attributed to Cementos Pacasmayo.

Without further matters to address, we take this opportunity to express the assurances of our highest consideration.

Sincerely,

José Luis Cueto Jiras	Xavier de Romaña Benson

DNI 09398088	DNI N.°09336262

Email: jlcueto@niklaspartners.com	Email: xderomana@niklaspartners.com